Exhibit 2

                                                                  March 14, 2008

VIA OVERNIGHT COURIER

Magellan Health Services, Inc.
55 Nod Road
Avon, CT 06001

Attn:

Rene Lerer, President, Chief Executive Officer, Director

Steven J. Shulman, Chairman
Allen F. Wise, Director
William D. Forrest, Director
Michael P. Ressner, Director
William J. McBride, Director
Michael S. Diament, Director
Barry M. Smith, Director
Robert M. Le Blanc, Director

Members of the Board of Directors:

By way of background, HealthCor Management, L.P. is the investment adviser to private investment funds that currently own 2,750,000 shares, representing 6.8% of Magellan Health Services, Inc.'s ("Magellan" or the "Company") outstanding shares. We are the Company's third largest shareholder.

We were pleased with Magellan's 42.7% revenue growth in the December quarter and 29.9% growth in the September quarter, which compares to 5.7% growth in the fourth quarter of 2006 and a 5.5% decline in the third quarter of 2006. We view the Maricopa County behavioral health contract win as continuing evidence of the Company's high quality reputation, experience and product breadth in the behavioral health sector. These developments illustrate the potential for continued growth in the public sector solutions segment and reduce the need for additional diversification through acquisitions, in our view. For the first time since emerging from the bankruptcy, Magellan had a breakout year with revenue growth in the double digits (and is set to have a second one in 2008). Despite this return to growth, Magellan's stock has been flat to down for the past two years (last night's closing price of $39.13 is 10.3% below the two-year average of $43.60).

The Maricopa win, coupled with the Company's strengthening balance sheet and ongoing cash flow generation, has allowed us to refine our valuation analysis and price target. We believe that the Company is worth well in excess of both the Company's current stock price ($39.13 per share) and the published price targets of various sell-side analysts, including Credit Suisse and Lehman, who, with $55 price targets, are the highest on the Street. We presume that management shares our belief that the Company's shares are undervalued.

As of December 31, 2007, Magellan maintained $353.6 million of unrestricted cash and investments and $14.0 million of debt on its balance sheet. Moreover, guidance for 2008 anticipates a net increase in cash and investments to $490 - $547 million by year-end, reflecting net unrestricted cash and investments of $504 million at the midpoint. This represents 32% of the Company's current market capitalization. Given the high unrestricted cash balance and management's expectations for 2008 cash flow generation, combined with management's high visibility on near term revenue growth, Magellan is clearly not facing any liquidity risk. Moreover, considering that cash generates a return far below that of the Company's core businesses, we believe that Magellan is diluting its ability to generate greater levels of return on the capital provided to it by its shareholders. While cash has been building on Magellan's balance sheet for the past few years, return on equity ("ROE") to shareholders has declined.
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Magellan generated  substantial operating cash flow ("OCF") of $194.6 million in
2007 and Management guidance of $183 - $229 million in OCF for 2008 reinforces the continuing strength anticipated in cash flow generation. Additionally, Magellan has minimal working capital requirements (management guidance of $12 - $32 million usage of cash for working capital in 2008) and minimal capital expenditure requirements ($47.6 million in 2007 and guidance of $30 - $40 million for 2008), indicating little need for capital infusion to grow the base business. Since 2007 capex and OCF include Maricopa start-up costs, we understand that 2008 guidance is more indicative of the anticipated run rate of cash flow generation.

Although management has previously highlighted acquisitions as the primary use of cash as a means for diversifying and growing the platform, we feel that the acquisitions of National Imaging Associates and ICORE in 2006 accomplished these goals. These new businesses also reduce Magellan's exposure to any one contract. In fact, the revenue generated from the TennCare East and West contracts, which is estimated to be $256 million annually, will likely be less than 10% of total Company revenue in 2009.

In addition, the underperformance of ICORE since its acquisition makes us cautious about future acquisitions that are consummated for the sake of diversification; we do not see a strategic reason for entering the specialty pharmaceutical distribution business. ICORE's 4Q 2007 results were significantly below expectations with $4.6 million in segment profit vs. ~$4.9 million expected despite stronger than expected revenue ($49.6 million vs. ~$47 million expected). We see no reason to waste more capital for the sake of GRANDEUR. The Company's platform is fine. Furthermore, Wellpoint's acquisition of American Imaging Management provides NIA with incremental organic growth opportunities thereby reducing the need to roll up the radiology management industry. In addition, we find it concerning that a company of Magellan's size has an executive solely appointed to lead an M&A strategy and spend shareholder money. We believe strategic decisions can be made by the CEO, the CFO and the Board.

Magellan noted on its 2Q 2007 conference call that the Company has "access to about $1.25 to $1.5 billion through free cash generated and leveraging" its earnings. In the absence of additional acquisitions at reasonable valuations, the cash continues to build (and sit) on the balance sheet generating poor returns. Therefore, we believe at this time returning cash to shareholders would be the best means of maximizing value. This objective could be achieved in a variety of ways, I.E., special or recurring dividend, stock buy-back, etc. In any event, we recommend that the Company immediately utilize $300 million of its substantial, excess cash resources and return it to its shareholders.

Although we understand management's concerns regarding difficult conditions in the credit market, we do not believe this should be used as an excuse for failing to act in the interest of shareholder value creation. Trends in Magellan's business are improving and given the hurdle rate in the market, the cash should be returned to shareholders, as opposed to making "wise" strategic decisions that may or may not create future returns. As evidenced by the market's negative reaction to Inverness Medical Innovations' (IMA) offer for Matria Healthcare, "empire building" acquisitions outside of a company's core competency are not being viewed favorably by investors. Instead, we believe investors value steady visible cash flow, focused value creation and the return of cash.

We urge the Company to initiate an immediate program to return cash to the owners. Importantly, this would improve Magellan's ROE and tangibly demonstrate to the Street the Company's commitment to maximizing shareholder value. It would also show the market that management believes in its own future.

Now that Steve Shulman is no longer CEO, we are hopeful that this change will end the resistance to returning cash to shareholders. For nearly two years we have listened to nothing but lip service and the potential of a ridiculously wide berth of merger candidates. We appreciate your discretion in avoiding the numerous deals we are sure you were presented and you need to look no further than IMA to see how the market punishes "empire building" managers. We note that management and insiders own only ~1.5% of the company's outstanding shares and truly hope that this does not cause a reason for management and shareholder interests to diverge.

We now expect that the Board will focus on our recommendations and act promptly and independently of the historical obstructions created by Mr. Shulman. Given our extensive research of healthcare service
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companies and Magellan's  steady,  visible,  and most importantly,  accelerating cash flows, we believe the best use of the owner's cash is for it to be returned to the owners. More specifically, we do not believe the managers will be rewarded for running a bigger business but rather for thinking like owners to create shareholder value and increase the Company's return on equity.

We welcome the opportunity to discuss these strategies with you but believe the time to act is now. Thank you for your attention in this important matter.





Regards,


HealthCor Management, L.P.

By:  HealthCor Associates, LLC, its general partner


By:

/s/ Joseph P. Healey                        /s/ Arthur B. Cohen
------------------------------              ---------------------------------
Joseph P. Healey                            Arthur B. Cohen
Co-Chief Executive Officer                  Co-Chief Executive Officer
Portfolio Manager                           Portfolio Manager